UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ⬜

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⬜

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⬜

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⬜	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated February 22, 2017 titled “ABB nominates new Board member”.

2.              Press release issued by ABB Ltd dated February 22, 2017 titled “ABB uncovers criminal activity in South Korean subsidiary”.

—

Zurich, Switzerland, February 22, 2017

ABB nominates new Board member

At the coming annual general meeting (AGM) on April 13, 2017, all ABB board members will stand for re-election, except for Robyn Denholm and Michel de Rosen who have decided to not stand for re-election. Following ABB’s selection process, the Board of Directors has nominated Lars Förberg, Managing Partner at Cevian Capital, as new member for election. The shareholders will vote on each person standing for election to the board at the company’s next AGM.

“We are pleased to nominate Lars to the Board of Directors of ABB. He brings relevant long-term experience as board member of industrial companies complementing the ambitions of our Next Level strategy,” said Peter Voser, Chairman of ABB’s Board of Directors. “At the same time I would like to thank Robyn for her valuable contribution over the past year and wish her well for her new executive position in Australia. We are grateful to Michel for his service and commitment to the board for more than a decade and his tremendous contribution in transforming ABB’s compensation system as the chairman of the compensation committee in the past three years.”

“I look forward to working with management and the colleagues of the board to enhance ABB’s long-term competitiveness and value, including through the successful implementation of ABB’s Next Level strategy” said Lars Förberg.

Lars Förberg co-founded Cevian Capital in 2002 and serves as its Managing Partner. Today, Cevian Capital is ABB’s second largest owner. Lars has extensive board and investment experience across multiple industries and geographies, in particular with companies managing strategic, operational and organizational change. He serves as a Member of the Election Committee of AB Volvo. Lars holds a M.Sc. degree in Economics and Business Administration from the Stockholm School of Economics, including studies at the University of Michigan.

The election of ABB’s nominees would bring the number of Board members from 11 today to ten.

ABB (ABBN: SIX Swiss Ex) is a pioneering technology leader in electrification products, robotics and motion, industrial automation and power grids, serving customers in utilities, industry and transport & infrastructure globally. Continuing more than a 125-year history of innovation, ABB today is writing the future of industrial digitalization and driving the Energy and Fourth Industrial Revolutions. ABB operates in more than 100 countries with about 132,000 employees. www.abb.com

For more information, please contact:
Media Relations Tel: +41 43 317 65 68 media.relations@ch.abb.com	Investor Relations Tel. +41 43 317 71 11 investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

—

Zurich, Switzerland, February 22, 2017

ABB uncovers criminal activity in South Korean subsidiary

ABB has uncovered a sophisticated criminal scheme related to a significant embezzlement and misappropriation of funds in its South Korean subsidiary. The treasurer of the South Korean subsidiary is suspected of forging documentation and colluding with third parties to steal from the company. The suspected individual went missing on February 7, 2017 and subsequently ABB discovered significant financial irregularities in South Korea. The company immediately launched a full investigation in South Korea engaging independent forensic and legal specialists and collaborating with law enforcement authorities. ABB is working with the local police on the investigation and Interpol’s engagement.

This embezzlement and misappropriation of funds will have an impact on the previously reported unaudited 2016 results. Current estimate is a pre-tax charge of approx. $100 million. ABB has initiated mitigating actions to reduce the impact of this criminal activity on its results significantly including recovery of misappropriated funds, legal claims and insurances.

The company has checked and reconfirmed the balances of its global bank accounts and can confirm that this situation is limited to South Korea. ABB has a zero-tolerance approach to unethical behavior and maintains the highest standards regarding integrity and ethical business practices.

As a consequence of the ongoing investigation, ABB will publish its 2016 Annual Report latest by March 16, 2017.

ABB (ABBN: SIX Swiss Ex) is a pioneering technology leader in electrification products, robotics and motion, industrial automation and power grids, serving customers in utilities, industry and transport & infrastructure globally. Continuing more than a 125-year history of innovation, ABB today is writing the future of industrial digitalization and driving the Energy and Fourth Industrial Revolutions. ABB operates in more than 100 countries with about 132,000 employees. www.abb.com

Important notice about forward-looking information

This press release includes forward-looking information and statements. This information is generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “intends” or similar expressions. Because there are uncertainties, many of which are beyond our control, the actual results may differ. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will not change.

For more information, please contact:
Media Relations Tel: +41 43 317 65 68 media.relations@ch.abb.com	Investor Relations Tel. +41 43 317 71 11 investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: February 22, 2017.	By:	/s/ Alanna Abrahamson - Haka
		Name:	Alanna Abrahamson - Haka
		Title:	Group Senior Vice President and Head of Investor Relations

Date: February 22, 2017.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance